As filed with the Securities and Exchange Commission on May 5, 2009	OMB APPROVAL
Registration No. 333-158628	OMB Number: 3235-0336 Expires: February 28, 2011 Estimated average burden hours per response . . . . .522.8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     / X /

PRE-EFFECTIVE AMENDMENT NO.      1          / X /

POST-EFFECTIVE AMENDMENT NO. ___        /    /

OPPENHEIMER INTERNATIONAL GROWTH FUND

 (Exact Name of Registrant as Specified in Charter)

6803 South Tucson Way, Centennial, Colorado 80112-3924

(Address of Principal Executive Offices)

303-768-3200

 (Registrant's Area Code and Telephone Number)

Robert G. Zack, Esq.
Executive Vice President & General Counsel
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, New York 10148
(212) 323-0250

 (Name and Address of Agent for Service)

As soon as practicable after the Registration Statement becomes effective.

 (Approximate Date of Proposed Public Offering)

Title of Securities Being Registered: Class A, Class B, Class C, Class N and Class Y shares of Oppenheimer International Growth Fund.

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Parts A, B and C are incorporated herein by reference from the Registration Statement filed on April 17, 2009.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement day has been signed on behalf of the registrant, in the City of New York and State of New York, on the 5th of May, 2009.

Oppenheimer International Growth Fund

By:     John V. Murphy*

          John V. Murphy, President,
          Principal Executive Officer and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities on the dates indicated:

Signatures                           Title                                                    Date

Brian F. Wruble*                   Chairman of the                                    May 5, 2009
Brian F. Wruble                     Board of Trustees

John V. Murphy*                   President, Principal                               May 5, 2009
John V. Murphy                     Executive Officer and Trustee

Brian W. Wixted*                  Treasurer, Principal                              May 5, 2009
Brian W. Wixted                    Financial & Accounting Officer

David K. Downes*                Trustee                                                May 5, 2009

David K. Downes

Matthew P. Fink*                   Trustee                                               May 5, 2009

Matthew P.Fink

Phillip A. Griffiths*                 Trustee                                               May 5, 2009
Phillip A. Griffiths

Mary F. Miller*                      Trustee                                               May 5, 2009
Mary F. Miller

Joel W. Motley*                     Trustee                                               May 5, 2009
Joel W. Motley

Russell S. Reynolds, Jr.*         Trustee                                               May 5, 2009

Russell S. Reynolds, Jr.

Mary Ann Tynan, *                 Trustee                                              May 5, 2009

Mary Ann Tynan

Joseph M. Wikler*                  Trustee                                              May 5, 2009

Joseph M. Wikler

Peter I. Wold*                        Trustee                                              May 5, 2009
Peter I. Wold

*By:     /s/ Mitchell J. Lindauer

            Mitchell J. Lindauer, Attorney-in-Fact